UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

                   American Eagle Energy Corporation

(Name of Issuer)

                 Common Stock

(Title of Class of Securities)

                             02554 F 102

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

Schedule 13G/A (Amendment No. 1)

CUSIP No.: 02554 F 102

1	NAME OF REPORTING PERSON

Steven Swanson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐

	The reporting person disclaims membership in any group.	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

5	SOLE VOTING POWER

2,840,321 (1)

6	SHARED VOTING POWER

0

7	SOLE DISPOSITIVE POWER

2,840,321 (1)

8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,840,321 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.12%

12	TYPE OF REPORTING PERSON

IN

(1) Includes 969,507 shares owned by Mr. Swanson, 969,507 shares owned by his spouse, and 161,822 shares each owned by their two adult children, as to which 1,293,151 shares Mr. Swanson disclaims beneficial ownership. Also includes 577,663 shares underlying options that are exercisable within 60 days of both December 31, 2011 and the date of this Schedule 13G/A.

Items 1 Through 10

of

Schedule 13G/A (Amendment No. 11)

for

State Automobile Mutual Insurance Company

Item 1.

(a)	Name of Issuer: American Eagle Energy Corporation
(b)	Address of Issuer’s Principal Executive Offices:

2549 West Main Street, Suite 202, Littleton, Colorado 80120

Item 2.

(a)	Name of Person Filing: Steven Swanson
(b)	Address of Principal Business Office:

5720 S. Benton Circle, Littleton, Colorado 80123

(c)	Citizenship: USA
(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number: 02554 F 102

Item 3.	Not Applicable.

Item 4.	The information contained in rows 5 through 9, inclusive, and row 11 of the cover page are incorporated herein by reference.

Item 5.	Not Applicable.

Item 6.	Not Applicable.

Item 7.	Not Applicable.

Item 8.	Not Applicable.

Item 9.	Not Applicable.

Item 10.	Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

April 17, 2012	By /s/ Steven Swanson